Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2018 (the 2018 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2018 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

Geography and Population

COVID-19 Crisis

Since December 2019, a novel strain of coronavirus (SARS-CoV2, commonly referred to as COVID-19) has spread rapidly around the world, with at least 150 countries and territories with confirmed cases, and, on March 11, 2020, the outbreak of COVID-19 was characterized as a pandemic by the World Health Organization (WHO). On February 28, 2020, Mexico confirmed its first case of coronavirus. The coronavirus pandemic has negatively influenced Mexico’s growth projections due to, among other reasons, its potential impact on the circulation of people and products worldwide. A continued rise in the number of COVID-19 infections or a prolongation of the outbreak, could increase the adverse economic effects.

As of March 20, 2020, Mexico and the U.S. agreed to temporarily close the border to non-essential travel to curb the spread of the coronavirus.

The WHO declared on March 23, 2020 that Mexico had entered phase two, referred to as community contagion, of the pandemic. Also on March 24, 2020, the Government imposed restrictions on non-essential activities in the public, private, and social sectors, which were extended to May 30 as of April 16, including suspending gatherings of more than 100 people, closing all schools and encouraging the private sector to allow employees to work remotely. Essential activities include medical services and supplies, public safety, fundamental economic functions, government social programs and critical infrastructure. On March 30, 2020, the Government declared a national health emergency.

On April 5, 2020, the President presented the Programa Emergente para el Bienestar y el Empleo (Emerging Program for Well-Being and Employment) to reinforce the measures provided for in the Plan Nacional de Desarrollo 2019-2024 (National Development Plan). Some of the relevant actions, which will be supported by savings in the Fondo de Estabilización de Ingresos Presupuestarios (Budgetary Revenue Stabilization Fund), resources held in certain public trusts that will be transferred to the Tesorería de la Federación (Treasury of the Federation) and deployment of funds by national development banks, include: (i) utilizing resources from the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Institute for Social Security and Social Services of Government Workers, or ISSSTE), the Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Housing Fund for Social Security and Social Services of Government Workers, or FOVISSSTE) and the Instituto del Fondo Nacional de la Vivienda para los Trabajadores (National Workers’ Housing Fund Institute, or INFONAVIT) to grant personal and housing loans to workers, with the additional aim of generating 970,000 new jobs; (ii) allowing for anticipated access to Ps. 42 billion in pension payments for eight million adults aged sixty-five or older who qualify for the Government’s pension plan; (iii) providing resources to hire 45,000 doctors and nurses in the upcoming nine months; (iv) reducing the tax burden on Petróleos Mexicanos (PEMEX) to provide it with additional resources of up to Ps. 65 billion; and (v) announcing an upcoming program that will provide Ps. 339 billion to the energy sector.

The Government is monitoring the spread of COVID-19 and is likely to continue issuing updated guidance and regulations. The impact of the COVID-19 outbreak on Mexico’s economic performance is highly uncertain. There are likely to be adverse impacts on economic activity (including a decrease in GDP), employment, foreign investment and international trade, among other areas, and these could adversely affect the balance of payments, international reserves and public finance. While the duration of these effects remains highly uncertain, the nature and magnitude of these effects are likely to be material. For more information on the economic impact of the COVID-19 pandemic and the measures taken by the government, see “The Economy—Employment and Labor,” “The Economy—Principal Sectors of the Economy,” and “Financial System—Monetary Policy, Inflation and Interest Rates.”

Form of Government

The Government

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress(1)

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
MORENA	60	46.9	257	51.4
National Action Party	24	18.8	78	15.6
Institutional Revolutionary Party	14	10.9	46	9.2
Citizen Movement Party	9	7.0	27	5.4
Labor Party	6	4.7	36	7.2
Ecological Green Party of Mexico	7	5.5	13	2.6
Social Encounter Party	4	3.1	27	5.4
Democratic Revolution Party	3	2.3	11	2.2
Unaffiliated	1	0.8	5	1.0
Total	128	100.0%	500	100.0%

Note: Numbers may not total due to rounding.

(1)	As of April 21, 2020. Individual members of Congress may change party affiliations.

Source: Senate and Chamber of Deputies.

On December 20, 2019, the Government established a regulatory framework that will allow the Instituto Nacional Electoral (National Electoral Institute, or INE) to convene a recall referendum of the Presidency at the request of citizens equivalent to at least three percent of those registered on the nominal list of voters. The recall referendum can only be requested once per Presidential term and must be during the three months after the third year of the President’s term. For the recall referendum to be valid, at least forty percent of the people registered on the nominal list of voters must participate, and it must be approved by an absolute majority.

Internal Security

On January 16, 2020, Mexico, represented by the Secretaría de Relaciones Exteriores (Ministry of Foreign Affairs) and the Secretaría de Seguridad y Protección Ciudadana (Ministry of Citizen Security and Protection), and the United States agreed to a bilateral program to reduce trafficking in arms, drugs and financial resources by transnational crime networks, to reduce drug consumption and combat addiction, and to treat fentanyl as a common problem.

Access of Information, Government Procurement and Transparency

On February 21, 2020, the Ministry of Foreign Affairs presented the Sistema de Seguimiento y Atención de Recomendaciones Internacionales en materia de Derechos Humanos (System for Monitoring and Addressing International Human Rights Recommendations, or SERIDH), a computer platform that systematizes the approximately 3,500 recommendations and action items that treaty bodies have made to Mexico since 1994. The SERIDH links the recommendations and the action items received with the United Nations’ Sustainable Development Goals of the 2030 Agenda.

Anti-Corruption

On January 29, 2020, the Coordinating Committee of the Sistema Nacional Anticorrupción (National Anti-Corruption System, or SNA) approved the Política Nacional Anticorrupción (National Anticorruption Policy, or PNA) that establishes the Government’s strategy for fighting corruption and articulates around forty public policy priorities that guide the actions of all public institutions related to anti-corruption.

Foreign Affairs, International Organizations and International Economic Cooperation

On January 8, 2020, Mexico assumed the role of Presidency Pro Tempore of the Community of Latin American and Caribbean States (CELAC) from January 2020 to January 2021. At the CELAC summit, the Minister of Foreign Affairs presented a fourteen-point work plan with the main goal of making CELAC the primary instrument of cooperation and socio-economic and political development among all thirty-three countries in Latin America and the Caribbean.

Environment

On February 7, 2020, the Government updated the Estrategia de Transición para Promover el Uso de Tecnologías y Combustibles más Limpios (Transition Strategy to Promote the Use of Cleaner Technologies and Fuels). The strategy contains three main objectives based on a medium-term planning component for a period of fifteen years and a long-term planning component for a period of thirty years: (i) to establish set goals and a roadmap to implementing a cleaner and more sustainable energy sector in Mexico; (ii) to promote the reduction of pollutant emissions from the electrical industry; and (iii) to reduce, under conditions of economic viability, Mexico’s dependence on fossil fuels as a primary source of energy.

THE ECONOMY

Gross Domestic Product

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures

(In Billions of Pesos)(1)

	2018(2)		2019(2)
GDP	Ps.	18,551.6	Ps.	18,524.6
Add: Imports of goods and services		6,865.8		6,791.1

Total supply of goods and services		25,417.4		25,315.7
Less: Exports of goods and services		6,755.5		6,832.6

Total goods and services available for domestic expenditure	Ps.	18,661.9	Ps.	18,483.0
Allocation of total goods and services:
Private consumption		12,428.5		12,502.9
Public consumption		2,207.6		2,175.0

Total consumption		14,636.1		14,677.9

Total gross fixed investment		3,757.1		3,572.2
Changes in inventory		128.2		97.8

Total domestic expenditures	Ps.	18,521.5	Ps.	18,347.9

Errors and Omissions		140.4		135.2

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures

(As a Percentage of Total GDP)(1)

	2018(2)	2019(2)
GDP	100.0%	100.0%
Add: Imports of goods and services	37.0%	36.7%

Total supply of goods and services	137.0%	136.7%
Less: Exports of goods and services	36.4%	36.9%

Total goods and services available for domestic expenditures	100.6%	99.8%
Allocation of total goods and services:
Private consumption	67.0%	67.5%
Public consumption	11.9%	11.7%

Total consumption	78.9%	79.2%
Total gross fixed investment	20.3%	19.3%
Changes in inventory	0.7%	0.5%

Total domestic expenditures	99.8%	99.0%

Errors and Omissions	0.8%	0.7%

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.

Source: INEGI.

Table No. 4 – Real GDP by Sector

(In Billions of Pesos)(1)

	2018(2)		2019(2)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps.	593.0	Ps.	604.1
Secondary Activities:
Mining		895.1		849.5
Utilities		287.7		294.5
Construction		1,293.9		1,229.6
Manufacturing		2,941.8		2,949.1
Tertiary Activities:
Wholesale and retail trade		3,251.9		3,246.6
Transportation and warehousing		1,202.2		1,211.5
Information		540.3		548.0
Finance and insurance		881.9		880.1
Real estate, rental and leasing		2,037.6		2,062.4
Professional, scientific and technical services		363.1		367.8
Management of companies and enterprises		108.6		104.6
Support for Business		672.7		705.7
Education services		685.1		677.7
Health care and social assistance		393.2		394.4
Arts, entertainment and recreation		80.0		79.2
Accommodation and food services		419.8		424.0
Other services (except public administration)		365.8		369.7
Public administration		725.8		708.5

Gross value added at basic values		18,551.6		18,524.6
Taxes on products, net of subsidies		812.2		817.5

GDP	Ps.	17,739.4	Ps.	17,707.1

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Prior Year)(1)

	2018(2)	2019(2)
GDP (constant 2013 prices)	2.1%	(0.2)%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	2.4	1.9
Secondary Activities:
Mining	(5.7)	(5.1)
Utilities	7.5	2.3
Construction	0.5	(5.0)
Manufacturing	1.8	0.2
Tertiary Activities:
Wholesale and retail trade	3.0	(0.2)
Transportation and warehousing	3.2	0.8
Information	5.4	1.4
Finance and insurance	5.0	(0.2)
Real estate, rental and leasing	1.7	1.2
Professional, scientific and technical services	1.9	1.3
Management of companies and enterprises	6.1	(3.7)
Administrative support, waste management and remediation services	4.5	4.9
Education services	0.5	(1.1)
Health care and social assistance	3.0	0.3
Arts, entertainment and recreation	3.2	(1.0)
Accommodation and food services	2.1	1.0
Other services (except public administration)	1.3	1.1
Public administration	3.3	(2.4)

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

According to preliminary figures, Mexico’s GDP decreased by 0.2% in real terms during 2019. This reflects the moderate persistent downward trajectory that economic activity in Mexico has been showing for several quarters. In particular, the economic performance during the last quarter of 2019 was the result of the unfavorable development of gross fixed investment, the quarterly decline exhibited in manufacturing exports and some loss of dynamism of private consumption.

Projections for Mexico’s economic growth in 2020 and beyond will likely be further adjusted downwards to account for the disruptive economic impact of the COVID-19 outbreak.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 3.6% as of February 29, 2020, a 0.2 percentage point increase from the rate on December 31, 2018. As of December 31, 2019, the economically active population in Mexico fifteen years of age and older consisted of 57.6 million individuals. As of April 21, 2020, the minimum wage was Ps. 185.56 per day for the Northern Border Free Trade Zone and Ps. 123.22 per day for the rest of Mexico, which has been in effect since January 1, 2020. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2018 Form 18-K.

On January 6, 2020, in compliance with the February 24, 2017 constitutional reform relating to labor matters, the Ley Orgánica del Centro Federal de Conciliación y Registro Laboral (Organic Law of the Federal Center for Labor Conciliation and Registration) was published. The law is intended to outline the organization and responsibilities of the Centro Federal de Conciliación y Registro Laboral (Federal Center for Labor Conciliation and Registration), which responsibilities include incorporating gender and human rights perspectives into management, promotion, and compensation mechanisms in the public sector.

The January 21, 2020 Decreto por el que se aprueba el Convenio 189 sobre el Trabajo Decente para las Trabajadoras y los Trabajadores Domésticos (Decree Approving Convention 189 on Decent Work for Domestic Workers) ratified a set of standards adopted by the International Labor Organization in 2011 that aim to improve the working and living conditions of domestic workers and advance gender equality and women’s equal rights and protection under the law.

The COVID-19 pandemic will likely have adverse effects on employment in Mexico. Under Article 427 of Mexico’s Ley Federal del Trabajo (Federal Labor Law), in the event that work is suspended, the employment relationship is suspended and employers are required to pay employees the minimum wage for each day of the suspension for up to one month.

For more information on the COVID-19 pandemic, including Government policies related to employment and labor, see “United Mexican States—Geography and Population.”

Principal Sectors of the Economy

Beginning in March 2020, the economic slowdown attributable to the COVID-19 outbreak has affected various sectors and the overall performance of Mexico’s economy. The economic impact will likely be felt across all sectors, but it is too early to determine the magnitude of its impact.

Manufacturing

The following table shows the value of industrial manufacturing output by sector in billions of constant 2013 pesos and the percentage change in total output against the prior year.

Table No. 6 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Prior Year)(1)

	2018(2)			2019(2)
Food	Ps.	669.4	3.0%	Ps.	680.8	1.7%
Beverage and tobacco products		170.7	5.5		174.9	2.4
Textile mills		26.1	1.7		25.1	(4.0)
Textile product mills		13.8	6.4		13.3	(4.0)
Apparel		60.0	1.2		57.2	(4.7)
Leather and allied products		22.7	(1.4)		22.2	(2.1)
Wood products		25.3	(1.9)		25.4	0.3
Paper		51.9	1.5		51.6	(0.5)
Printing and related support activities		19.8	8.3		17.7	(10.7)
Petroleum and coal products		40.7	(16.9)		39.6	(2.7)
Chemicals		238.5	(2.7)		234.9	(1.5)
Plastics and rubber products		80.2	2.6		78.5	(2.1)
Nonmetallic mineral products		73.1	(1.9)		71.3	(2.5)
Primary metals		185.6	(1.9)		182.4	(1.7)
Fabricated metal products		100.4	1.0		94.7	(5.6)
Machinery		130.4	1.9		128.7	(1.3)
Computers and electronic products		249.1	2.2		261.1	4.8
Electrical equipment, appliances and components		90.5	1.5		89.7	(0.9)
Transportation equipment		594.1	4.5		601.7	1.3
Furniture and related products		32.2	6.4		31.1	(3.6)
Miscellaneous		67.3	2.3		67.5	0.2

Total expansion/contraction	Ps.	2,941.8	1.8%	Ps.	2,949.1	0.2%

(1)	Constant pesos with purchasing power as of December 31, 2013. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

In March 2020, the price of crude oil experienced its deepest monthly drop since the global financial crisis in 2008. The Organization of the Petroleum Exporting Countries (OPEC) Reference Basket (ORB) dropped by U.S.$22, or 38.9% month-over-month, to U.S.$34 per barrel, its lowest monthly value since September 2003. The spread of COVID-19 infections worldwide led numerous governments to isolate cities affected by the epidemic and implement travel restrictions. The cancellation of commercial flights, the full or partial closing of many borders for travel and the constraints on the supply of goods and services resulted in a sharp reduction in the consumption of oil products. The ramifications of the COVID-19 pandemic resulted in unprecedented worldwide oil demand shock and massive sell-offs in the global markets, amid a significant crude surplus.

OPEC published a report on April 16, 2020 in which it downwardly revised its outlook for global oil demand growth to 6.8 million barrels per day in 2020, a reduction of 6.9 million barrels per day from the previous month’s estimate, reflecting both the negative impact on transportation and fossil fuels and slow global economic growth associated with the wider spread of COVID-19 beyond China. In addition, non-OPEC oil supply is forecast to decline by 1.5 million barrels per day, a downward revision of 3.3 million barrels per day from the previous projection.

PEMEX’s business operations are considered a strategic area as defined in Articles 27 and 28 of the Constitución Política de los Estados Unidos Mexicanos (the Political Constitution of Mexico, or the Constitution), and during the COVID-19 national emergency, PEMEX is continuing to operate. PEMEX has reduced its workforce, implemented alternating shifts, allowed a portion of its workforce to work remotely and implemented additional cleaning to disinfect its facilities. In addition, the Government has pledged to reduce the tax burden on PEMEX to provide it with additional resources of up to Ps. 65 billion.

For more information on the COVID-19 pandemic, including Government policies related to the energy sector, see “United Mexican States—Geography and Population.”

Tourism

On April 2, 2020, the Secretaría de Salud (Ministry of Health) officials instructed hotels to stop making new reservations, reschedule existing ones and close for non-essential business.

FINANCIAL SYSTEM

On March 11, 2020, the Consejo Nacional de Inclusión Financiera (National Council for Financial Inclusion, or CONAIF) and the Comité de Educación Financiera (Committee on Financial Education, or CEF) presented the Política Nacional de Inclusión Financiera (National Policy for Financial Inclusion, or PNIF). This policy aims to strengthen the financial health of the Mexican population through increased access to and efficient use of the financial system, development of citizens’ economic-financial competence, and user empowerment, with the aim of contributing to social mobility, economic growth, and the well-being of the population.

Monetary Policy, Inflation and Interest Rates

Money Supply and Financial Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Financial Savings” in the 2018 Form 18-K. The methodology for the calculation of the money supply aggregates changed as of January 31, 2018. The new money supply aggregates reflect the Monetary and Financial Statistics Manual and Compilation Guide published by the International Monetary Fund (IMF) in 2016. Historical data has been restated from December 31, 2000 to the present according to the new methodology.

Table No. 7 – Money Supply

	At December 31,
	2018(1)		2019(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	1,494,949	Ps.	1,548,852
Checking deposits
In domestic currency		1,710,671		1,734,707
In foreign currency		505,663		468,212
Interest-bearing peso deposits		757,136		925,791
Savings and loan deposits		23,797		24,473

Total M1	Ps.	4,492,216	Ps.	4,702,035

M4	Ps.	12,262,977	Ps.	13,190,039

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

During 2019, consumer inflation was 2.8%, which was below Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 2.0 percentage points lower than the 4.8% consumer inflation for 2018 and 3.9 percentage points lower than the 6.8% consumer inflation for 2017. This trend was mainly due to the reduction of non-core inflation due to lower annual growth rates of agriculture and livestock and energy product prices. The average annual level of non-core inflation in the fourth quarter of 2019 was the lowest for a quarter on record since 1969, the year the Índice Nacional de Precios al Consumidor (National Consumer Price Index, or INPC) began reporting data. In contrast, annual core inflation, which better reflects medium-term price pressures on the economy, remained higher than target inflation for the year and was 3.6%, 0.1 percentage point lower than the 3.7% core inflation for 2018.

The following table shows, in percentage terms, the changes in price indices and annual increases in the minimum wage for the periods indicated. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2018 Form 18-K.

Table No. 8 – Rates of Change in Price Indices

	National Consumer Price Index(1)(2)	National Producer Price Index(1)(3)(4)(5)
2017	6.8	4.7
2018	4.8	6.4
2019	2.8	0.8
2020:
January	3.2	1.1
February	3.7	1.5
March	3.3	3.7

(1)	For annual figures, changes in price indices are calculated each December.
(2)	National Consumer Price Index takes the second half of July 2018 as a base date.
(3)	National Producer Price Index figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012.
(4)	Preliminary figures for 2019 and 2020.
(5)	National Producer Price Index takes July 2019 as a base date.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 9 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2017:
January-June	6.4	6.6	4.0	6.7	6.8
July-December	7.0	7.1	4.5	7.4	7.4
2018:
January-June	7.5	7.6	5.0	7.8	7.9
July-December	7.8	8.0	5.4	8.2	8.2
2019:
January-June	8.0	8.2	5.7	8.5	8.5
July-December	7.7	7.7	6.3	8.1	8.0
2020:
January	7.1	7.2	5.8	7.5	7.4
February	7.0	6.9	5.7	7.4	7.3
March	6.8	6.8	5.5	7.1	7.0

Source: Banco de México.

During 2019, interest rates on 28-day Cetes averaged 7.8%, as compared to 7.6% in 2018. Interest rates on 91-day Cetes averaged 7.9% in 2019, as compared to 7.8% in 2018.

On April 16, 2020, the 28-day Cetes rate was 6.0% and the 91-day Cetes rate was 6.0%.

On February 13, 2020, Banco de México held its first monetary policy meeting of 2020 and reduced the Tasa de Fondeo Bancario (overnight interbank funding rate) by twenty-five basis points, bringing the rate to 7.00%. This decision considered external risks, such as COVID-19, that could affect the performance of Mexico’s financial and energy markets and the generally stagnant economic activity in Mexico over the past few quarters, with the goal of strengthening Mexico’s future long-term growth.

On March 20, 2020, Banco de México advanced its monetary policy decision scheduled for March 26, 2020 and reduced the overnight interbank funding rate by fifty basis points to 6.50%. It also reduced the monetary regulation deposit required for private banks by U.S.$2.1 billion and lowered the rate on its additional ordinary liquidity facility. These decisions took into account the complex global economic situation and the rapid spread of COVID-19, which has severely affected the growth prospects of the world economy and has led to a significant deterioration in global financial conditions. Banco de México also pointed to a marked decrease in the prices of raw materials, especially crude oil.

For more information on the COVID-19 pandemic, see “United Mexican States—Geography and Population.”

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

On March 19, 2020, Banco de México and the U.S. Federal Reserve established a temporary U.S. dollar liquidity swap line arrangement in an amount up to U.S.$60 billion as a liquidity backstop to mitigate strains in the global funding markets. For more information on the COVID-19 pandemic, see “United Mexican States—Geography and Population.”

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 10 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2017	19.6629	18.9197
2018	19.6512	19.2421
2019	18.8642	19.2573
2020:
January	18.9082	18.8040
February	19.7760	18.8443
March	23.4847	22.3784

Source: Banco de México.

The peso appreciated against the dollar during 2019. Factors contributing to this appreciation included: (i) the greater risk appetite among investors as a result of a more accommodative monetary policy stance in the United States in October 2019; (ii) the signing of “Phase 1” of the trade agreement between the United States and China; and (iii) the ratification of the United States-Mexico-Canada Agreement (USMCA) by the United States.

On April 20, 2020, the peso/dollar exchange rate closed at Ps. 24.0077 = U.S.$1.00, a 27.3% depreciation in dollar terms as compared to the rate on December 31, 2019. The peso/U.S. dollar exchange rate published by Banco de México on April 20, 2020 (which took effect on the second business day thereafter) was Ps. 23.9250 = U.S.$1.00.

Securities Markets

On April 20, 2020, the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 34,477 points, representing a 20.8% decrease from the level at December 31, 2019.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 11 – Exports and Imports

	2018(1)		2019(1)
	(in millions of dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	30,601	U.S.$	25,985
Crude oil		26,512		22,552
Other		4,089		3,433
Non-oil products		420,083		435,131
Agricultural		16,508		18,106
Mining		6,232		6,189
Manufactured goods(2)		397,344		410,836

Total merchandise exports		450,685		461,116

Merchandise imports (f.o.b.)
Consumer goods		63,118		61,168
Intermediate goods(2)		355,297		352,340
Capital goods		45,887		41,787

Total merchandise imports		464,302		455,295

Trade balance	U.S.$	(13,618)	U.S.$	5,820

Average price of Mexican oil mix(3)	U.S.$	61.52	U.S.$	55.55

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

The global economic slowdown and disruptions in global supply chains, especially with respect to manufactured goods, attributable to the COVID-19 outbreak are likely to have an adverse effect on Mexico’s foreign trade performance.

Foreign Trade Relations and Agreements

On January 16, 2020, the U.S. Senate ratified the USMCA. On March 13, 2020 Canada’s House of Commons and Senate unanimously approved ratification of the USMCA and the Governor General of Canada signed the Royal Consent, thereby concluding the Canadian approval process.

As of March 20, 2020, the U.S. and Mexico agreed to temporarily close the border to non-essential travel to curb the spread of the coronavirus. For more information on the COVID-19 pandemic, see “United Mexican States—Geography and Population.”

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 12 – Balance of Payments

	2018(1)		2019(1)
	(in millions of dollars)
Current account(2)	U.S.$	(23,004)	U.S.$	(2,444)
Credits		526,731		541,362
Merchandise exports (f.o.b.)		450,685		461,116
Non-factor services		28,767		30,223
Transport		2,186		2,148
Tourism		22,526		24,563
Insurance and pensions		3,285		2,854
Financial Services		453		368
Others		316		291
Primary Income		12,944		13,328
Secondary Income		33,677		36,046
Debits		549,735		543,805
Merchandise imports (f.o.b.)		464,302		455,295
Non-factor services		37,691		36,394
Transport		15,410		14,735
Tourism		11,230		9,848
Insurance and pensions		4,846		6,132
Financial Services		2,249		1,749
Others		3,957		3,931
Primary Income		46,113		50,502
Secondary Income		1,081		1,081
Capital account		(65)		(56)
Credit		237		299
Debit		301		355
Financial account		(32,992)		(11,314)
Direct investment		(27,034)		(22,693)
Portfolio investment		(8,273)		(5,572)
Financial derivatives		409		1,312
Other investment		1,423		13,001
Reserve assets		483		2,638
International Reserves		934		6,644
Valuation Adjustment		451		4,006
Errors and omissions		(9,923)		(8,814)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

In 2019, Mexico’s current account registered a deficit of 0.2% of GDP, or U.S.$2.4 billion, a decrease from the current account deficit in 2018 of 1.9% of GDP, or U.S.$23.0 billion. The decrease in the current account deficit, as compared to 2018, was principally due to a significant expansion of income from goods other than oil, as well as higher income from travel and remittances.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 13 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)		End-of-Period Net International Assets
	(in millions of U.S dollars)
2016	U.S.$	176,542	U.S.$	178,057
2017		172,802		175,479
2018		174,609		176,096
2019(4)		180,750		184,212
2020(4)
January		182,796		189,186
February		184,250		188,438
March		185,509		189,347

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

PUBLIC FINANCE

Fiscal Policy

On March 6, 2020, Article 28 of the Constitution, which prohibits monopolies and protectionist practices, was amended to also prohibit tax amnesties.

The Budget

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 14 – Budgetary Expenditures; 2019 and 2020 Expenditure Budgets

(In Billions of Pesos)

	Actual
	2018(1)		2019(1)		2019 Budget(2)		2020 Budget(2)
Health	Ps.	122.2	Ps.	122.6	Ps.	124.3	Ps.	128.6
Education		310.4		331.6		308.0		324.7
Housing and community development		21.3		18.0		18.8		10.9
Government debt servicing		467.1		525.6		543.0		543.3
CFE and PEMEX debt servicing		147.9		140.9		154.8		145.7
PEMEX		122.1		115.8		125.1		113.7
CFE		25.9		25.0		29.6		32.0
Other		0.0		0.0		0.0		0.0

(1)	Preliminary figures.
(2)

2019 and 2020 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2019 and 2020. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2019 and 2020 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2019 Budget and 2020 Budget.

Table No. 15 – Budgetary Results; 2019 and 2020 Budget Assumptions and Targets

	Actual
	2018(1)			2019 (1)			2019 Budget(2)		2020 Budget(2)
Real GDP growth (%)		2.1%			(0	.2)%	1.5-2.5%		(3.9)-0.1%
Increase in the national consumer price index (%)		4.8%			2.8%		3.4%		3.5%
Average export price of Mexican oil mix (U.S.$/barrel)	U.S.$	61.59		U.S.$	55.55		U.S.$55	.00(3)	U.S.$24.00
Average exchange rate (Ps./$1.00)		19.2			19.3		20.0		22.0
Average rate on 28-day Cetes (%)		7.6%			7.8%		8.3%		6.2%
Public sector balance as % of GDP(4)		(2	.1)%		(1	.6)%	0.0%		(0	.1)%
Primary balance as % of GDP(4)		0.6%			1.1%		1.0%		0.7%
Current account deficit as % of GDP		(1	.9)%		(0	.2)%	(2	.2)%	(0	.8)%

(1)	Preliminary figures.
(2)

2019 and 2020 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2019 and 2020. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2019 and 2020 economic results.

(3)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2019 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2019 Budget.

(4)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2018 Form 18-K.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

The following table presents the composition of public sector budgetary revenues for the periods indicated in billions of pesos.

Table No. 16 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	2018	2019(2)	2019 Budget(3)	2020 Budget(3)
Budgetary revenues	5,115.1	5,384.3	5,298.2	5,523.3
Federal Government	3,871.6	4,006.1	3,952.4	4,084.1
Taxes	3,062.3	3,202.7	3,311.4	3,505.8
Income tax	1,664.2	1,686.6	1,751.8	1,852.6
Value-added tax	922.2	933.3	995.2	1,007.5
Excise taxes	347.4	460.5	437.9	515.7
Import duties	65.5	64.7	70.3	71.0
Tax on the exploration and exploitation of hydrocarbons	5.5	5.8	4.5	6.9
Export duties	0.0	0.0	—	—
Luxury goods and services	0.0	0.0	0.0	0.0
Other	57.4	51.6	51.7	52.1
Non-tax revenue	809.3	803.4	641.0	578.3
Fees and tolls	64.3	83.0	46.3	51.7
Transfers from the Mexican Petroleum Fund for Stabilization and Development	541.7	431.9	520.7	412.8
Fines and surcharges	193.4	278.1	67.2	103.7
Other	9.9	10.5	6.8	10.1
Public enterprises and agencies	1,243.5	1,378.2	1,345.8	1.439.2
PEMEX	436.6	523.1	524.3	574.5
Others	806.9	855.1	821.5	864.6

Note: Numbers may not total due to rounding.

(1)	Current pesos.
(2)	Preliminary figures.
(3)

2019 and 2020 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2019 and 2020. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2019 and 2020 economic results.

Source: Ministry of Finance and Public Credit.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated.

Table No. 17 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	At December 31,
	2018	2019
Historical Balance of Public Sector Borrowing Requirements	44.9%	44.9%

(1)

The Historical Balance of Public Sector Borrowing Requirements represents net obligations incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes the budgetary public sector debt and obligations of the Instituto para la Protección al Ahorro Bancario (IPAB), of the Fondo Nacional de Infraestructura (FONADIN), associated with long-term infrastructure-related projects (PIDIREGAS) and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification” in the 2018 Form 18-K.

Internal Debt

Internal Public Sector Debt

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated.

Table No. 18 – Gross and Net Internal Debt of the Public Sector

	At December 31,
	2018		2019
	(in billions of pesos)
Gross Debt	Ps.	7,036.3	Ps.	7,570.6
By Term
Long-term		6,463.9		6,885.3
Short-term		572.3		685.4
By User
Federal Government		6,429.3		6,955.4
State Productive Enterprise (PEMEX and CFE)		378.1		369.7
Development Banks		228.9		245.5
Financial Assets		168.7		382.1
Total Net Debt	Ps.	6,867.6	Ps.	7,188.6
Gross Internal Debt/GDP		30.0%		31.2%
Net Internal Debt/GDP(1)		29.2%		29.7%

(1)

“Net internal debt” represents the internal debt directly incurred by the Government as of the date indicated, including Banco de México’s General Account Balance and the assets of the Retirement Savings System Fund. It does not include the debt of budget-controlled and administratively-controlled agencies or any debt guaranteed by the Government. In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include any debt allocated to Banco de México for its use in Regulación Monetaria. This is because Banco de México’s sales of debt pursuant to Regulación Monetaria do not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells in the secondary market and that is presented to the Government for payment. However, if Banco de México carries out a high volume of sales of allocated debt in the secondary market, this can result in the Government’s outstanding internal debt being higher than its outstanding net internal debt.

Internal Government Debt

As of April 21, 2020, no debt issued by states and municipalities has been guaranteed by the Government.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated.

Table No. 19 – Gross and Net Internal Debt of the Government(1)

	At December 31,
	2018(2)			2019(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	5,837.0	90.8%	Ps.	6,399.6	92.0%
Cetes		734.5	11.4		802.6	11.5
Floating Rate Bonds		548.2	8.5		642.1	9.2
Inflation-Linked Bonds		1,656.0	25.8		1,737.8	25.0
Fixed Rate Bonds		2,890.3	45.0		3,209.1	46.1
STRIPS of Udibonos		7.9	0.1		8.0	0.1
Other(3)		592.4	9.2		555.8	8.0

Total Gross Debt	Ps.	6,429.3	100.0%	Ps.	6,955.4	100.0%

Net Debt
Financial Assets(4)		(225.7)			(292.6)

Total Net Debt	Ps.	6,203.6		Ps.	6,662.8

Gross Internal Debt/GDP		27.4%			28.7%
Net Internal Debt/GDP		26.4%			27.5%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps. 141.8 billion at December 31, 2018 and Ps. 134.3 billion at December 31, 2019 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Treasury of the Federation in Banco de México.

Source: Ministry of Finance and Public Credit.

External Debt

External Public Sector Debt

According to preliminary figures, as of December 31, 2019, outstanding gross external public sector debt totaled U.S.$204.7 billion, an approximate U.S.$2.3 billion increase from the U.S.$202.4 billion outstanding on December 31, 2018. Of this amount, U.S.$201.0 billion represented long-term debt and U.S.$3.7 billion represented short-term debt. Net external indebtedness increased by U.S.$2.4 billion during 2019.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated.

Table No. 20 – Summary of External Public Sector Debt by Type(1)

	December 31, 2018(3)		December 31, 2019(3)
	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	95,845.6	U.S.$	99,573.7
Long-Term Debt of Budget Controlled Agencies		94,391.2		93,035.7
Other Long-Term Public Debt(2)		7,967.8		8,360.5

Total Long-Term Debt	U.S.$	198,204.6	U.S.$	200,969.9

Total Short-Term Debt		4,150.7		3,714.4

Total Long- and Short-Term Debt	U.S.$	202,355.3	U.S.$	204,684.3

Table No. 21 – Summary of External Public Sector Debt by Currency

	December 31, 2018(3)			December 31, 2019(3)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	152,597.3	75.4%	U.S.$	147,115.4	71.9%
Japanese Yen		8,064.0	4.0		9,737.0	4.8
Swiss Francs		1,453.3	0.7		3,100.5	1.5
Pounds Sterling		2,901.7	1.4		3,015.0	1.5
Euros		34,840.5	17.2		39,249.1	19.2
Others		2,498.5	1.2		2,467.0	1.2

Total	U.S.$	202,355.3	100.0%	U.S.$	204,684.0	100.0%

Table No. 22 – Net External Debt of the Public Sector

	December 31, 2018(3)		December 31, 2019(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	201,307.3	U.S.$	203,708.2
Gross External Debt/GDP		17.0%		15.9%
Net External Debt/GDP		16.9%		15.8%

Note: Numbers may not total due to rounding.

(1)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of December 31, 2019) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(2)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated.

Table No. 23 – Gross External Debt of the Government by Currency

	December 31, 2018			December 31, 2019
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	70,828.7	73.9%	U.S.$	65,079.8	65.4%
Japanese Yen		5,894.2	6.1		7,558.7	7.6
Swiss Francs		—	—		1,948.0	2.0
Pounds Sterling		1,882.0	2.0		1,955.5	2.0
Euros		17,220.9	18.0		23,015.1	23.1
Others		19.8	0.0		17.0	0.0

Total	U.S.$	95,845.6	100.0%	U.S.$	99,574.1	100.0%

Table No. 24 – Net External Debt of the Government

	December 31, 2018		December 31, 2019

	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	95,698.5	U.S.$	99,369.9
Gross External Debt/GDP		8.0%		7.7%
Net External Debt/GDP		8.0%		7.7%

Table No. 25 – Net Debt of the Government

	December 31, 2018	December 31, 2019
Internal Debt	76.7%	78.1%
External Debt(1)	23.3%	21.9%

Note: Numbers may not total due to rounding.

(1)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of December 31, 2019) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

Source: Ministry of Finance and Public Credit.

IMF Credit Lines

On November 22, 2019 the IMF completed its review of Mexico’s qualification for its contingent credit line program, the Flexible Credit Line (FCL). The IMF reaffirmed Mexico’s continued eligibility to access FCL resources in the amount of U.S.$61 billion, a reduction from the approximately U.S.$74 billion FCL access granted in 2018. Consistent with the reduction in FCL access in 2018, this reduced amount was granted by the IMF upon Mexico’s request, due to improved outlook with respect to some of the risks facing Mexico, improved stability in Mexico’s trade relations and strong buffers against external shocks to Mexico’s economy. In the future, if the external risks affecting Mexico’s economy continue to decline, Mexico intends to continue to request further reductions, including at its mid-term review, and gradually decrease Mexico’s use of this resource.

External Securities Offerings and Liability Management Transactions During 2020

Mexico offers additional debt securities from time to time and, in order to manage the composition of its outstanding liabilities, Mexico engages from time to time in a variety of transactions, including tender offers, open market purchases and early redemptions.

For the past twenty years, Mexico has conducted periodic ordinary course liability management transactions for the reduction of its total outstanding debt.

On January 16, 2020, Mexico issued U.S.$3,069,068,000 of its 3.250% Global Notes due 2030 and U.S.$800,000,000 of its 4.500% Global Notes due 2050. Concurrently, the Government conducted a tender offer pursuant to which Mexico offered to purchase for cash its outstanding notes of the series set forth in the offer to purchase dated January 6, 2020, pursuant to which Mexico purchased the notes listed in the table below. A summary of the tender offer results follows:

Old Notes	Outstanding Amount Repurchased in Tender Offer	Outstanding Amount After Tender Offer
3.625% Global Bonds due 2022	$141,050,000.00	$1,762,486,000.00
4.000% Global Bonds due 2023	$144,448,000.00	$2,973,230,000.00
3.600% Global Bonds due 2025	$206,716,000.00	$1,946,974,000.00
4.125% Global Bonds due 2026	$62,361,000.00	$2,167,698,000.00
4.150% Global Bonds due 2027	$425,475,000.00	$2,724,940,000.00
3.750% Global Bonds due 2028	$491,323,000.00	$2,063,873,000.00

On January 17, 2020, Mexico issued €1,250,000,000 of its 1.125% Global Notes due 2030 and €500,000,000 of its 2.875% Global Notes due 2039. Mexico used a portion of the proceeds from this offering to redeem in full €1,000,000,000 of its outstanding 2.375% Global Notes due 2021.